Zodiac Exploration Inc.

TSX VENTURE: ZEX

November 3, 2010

Zodiac Exploration Announces Strategic Asset Acquisition

and Acceleration of Release of Common Shares from Escrow

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces the following developments:

•

the Company has entered into an agreement with Bayswater Exploration & Production, LLC ("Bayswater") pursuant to which Zodiac will acquire through farm-in 74.5% of Bayswater's net revenue interest in approximately 22,000 acres (the "Assets") located in Kings and Kern Counties in California in the heart of the San Joaquin basin (the "Acquisition")

•

the Board of Directors of the Company has approved the acceleration of the release from escrow of common shares of the Company which escrow conditions were imposed on the shareholders of Zodiac Exploration Corp. ("Old Zodiac") in connection with the acquisition (the "RTO Transaction") of Old Zodiac by Peninsula Resources Inc. ("Peninsula")

Bayswater Acquisition

Upon successful completion of the Acquisition, Zodiac will acquire 74.5% of Bayswater's approximate 80.5% net revenue interest in the Assets.  Total consideration to be paid by Zodiac for the Assets will be US $8.6 million which will be comprised of US $5.7 million in cash, US $1.9 million in common shares of Zodiac and a US $1 million credit to Bayswater in respect of future cash calls made by Zodiac to Bayswater in connection with joint operating agreements in place between Zodiac and Bayswater.  In addition to the upfront cash payment, Zodiac is required to pay 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.  The first well will complete Zodiac’s earning requirements on approximately 11,000 acres (net 8,195), and must be drilled by January 1, 2013.  The second well will complete Zodiac’s earning requirements on approximately an additional 11,000 acres (net 8,195), and must be drilled by January 1, 2014.  In addition, Bayswater and Zodiac have also agreed to pool their respective lands within an Area of Mutual interest which encompasses the Assets and have also established a separate 50 township Area of Mutual Interest where they will pursue land acquisitions and prospects jointly on a 75:25 (Zodiac, Bayswater) basis.  Closing of the transaction is expected to occur on or before January 31, 2011 and remains subject to completion of standard due diligence and the receipt by Zodiac of all required regulatory approvals, including the approval of the TSX Venture Exchange.

Murray Rodgers, President and CEO stated, “this transaction increases our land position in Kings County to approximately 80,000 net acres, which we believe are prospective for Monterey, Vaqueros, Kreyenhagen light oil resource plays as well as conventional plays.”

Zodiac is scheduled to spud its first evaluation well to test the Vaqueros formation on the Jaguar play in mid December.

Accelerated Escrow Release

The Board of Directors of the Company has  approved the acceleration of the release from escrow of common shares of the Company which escrow conditions were imposed on the shareholders of Old Zodiac in connection with the acquisition of Old Zodiac by Peninsula in connection with the RTO Transaction.  Each of the applicable dates for the release from escrow as described in the Company's joint information circular dated August 27, 2010 and letter of transmittal forwarded to shareholders in connection with the RTO Transaction will be moved ahead by three months such that the final escrow release date will occur on October 5, 2011, subject to further acceleration by the Board of Directors of the Company.

Zodiac plans to post a corporate presentation to its website (www.zodiacexploration.ca) on November 3, 2010.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

or

Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws.  All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the closing of the Acquisition.  In particular, this press release contains forward-looking statements with respect to the Acquisition and Zodiac's obligations thereunder; closing of the Acquisition; the expected receipt of required regulatory approvals; and the spudding of the first well by Zodiac to test the Vaqueros formation on the Jaguar play.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: that the Company will receive the required regulatory approvals, including the approval of the TSX Venture Exchange on a reasonable timeline; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates and the general stability of the economic and political environment in which the Company operates.  Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.